Via EDGAR
December 18, 2018
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:     KBS Strategic Opportunity REIT II, Inc. (the “Company”)
Request to Withdraw Registration Statement on Form S-11
File No. 333-219891
To whom it may concern:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) KBS Strategic Opportunity REIT II, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-219891), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on August 10, 2017.
The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.
The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 800 Newport Center Drive, Suite 700, Newport Beach, California 92660, facsimile number (949) 417-6501, with a copy to Company’s counsel, DLA Piper LLP (US), 4141 Parklake Ave., Suite 300, Raleigh, North Carolina, 27612, facsimile number (919) 786-2225, attention Laura K. Sirianni.

U.S. Securities and Exchange Commission
December 18, 2018

If you need any additional information, or if we can be of any further assistance, please contact Laura K. Sirianni of DLA Piper LLP (US) at (919) 786-2025.

Sincerely,

/s/ Jeffrey K. Waldvogel

Jeffrey K. Waldvogel
Chief Financial Officer

cc:    Laura K. Sirianni, Esq.
DLA Piper LLP (US)